Report of Independent Auditors

To the Board of Directors of

Equus II Incorporated

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Equus II Incorporated’s (the “Company’s”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 25, 2003. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 25, 2003, and with respect to agreement of security purchases and sales, for the period from August 14, 2003 (the date of our last examination), through November 25, 2003:

-	Count and inspection of all securities located in the vault of Bank of America (the “Custodian”) in Houston, Texas without prior notice to management;

-	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents; and

-	Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Equus II Incorporated was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 25, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Houston, Texas March 8, 2004

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of Equus II Incorporated (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 25, 2003, and from August 14, 2003 through November 25, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of November 25, 2003, and from August 14, 2003 through November 25, 2003, with respect to securities reflected in the investment account of the Company.

Equus II Incorporated

By:	/s/ Nolan Lehmann

Nolan Lehmann

President

Title

March 8, 2004

Date